UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C. 20549

                                                  Schedule 13G/A

                            Under the Securities Exchange Act of 1934
                                                 (Amendment No. 2)

    Alternate Marketing Networks, Inc(formerly, Alternate Postal Delivery, Inc)
______________________________________________________________________________
                                                    (Name of Issuer)

                                           Common Stock, no par value
______________________________________________________________________________
                                            (Title of Class of Securities)

                                                      02145P-10-6
______________________________________________________________________________
                                                  (CUSIP Number)

Check the appropriate box to indicate the rule pursuant to which this Schedule is filed:

                           ___     Rule 13d-1(b)
                           ___     Rule 13d-1(c)
                           _X_     Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Stan Henry

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)     ___
                 (b)     _x_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER                   512,937

6.     SHARED VOTING POWER             388,516

7.     SOLE DISPOSITIVE POWER          512,937

8.     SHARED DISPOSITIVE POWER     388,516

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   901,453

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   19%

12.    TYPE OF REPORTING PERSON

                    IN


                                     SCHEDULE 13G/A

Item 1.

            (a)     Name of Issuer

                           Alternate Marketing Networks, Inc.
                           (formerly, Alternate Postal Delivery, Inc.)

            (b)     Address of Issuer's Principal Executive Offices

                           One Ionia S.W., Suite 520
                           Grand Rapids, MI 49503

Item 2.

            (a)     Name of Persons Filing

                           Stan Henry

            (b)     Address of Principal Business Office or, if none, Residence

                           425 Smith Street
                           Farmingdale, NY 11735

             (c)     Citizenship

                           U.S.A.

             (d)     Title of Class of Securities

                           Common Stock, no par value

             (e)     CUSIP Number*

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                       Not Applicable.

_________________________________
*Incorporated by reference to cover page.


Item 4.            Ownership

            (a)     Amount Beneficially Owned*

            (b)     Percent of Class*

            (c)     Number of shares as to which such person has:*

                    (i)   sole power to vote or direct the vote
                    (ii)  shared power to vote or to direct the vote
                    (iii) sole power to dispose or to direct the disposition of
                    (iv) shared power to dispose or to direct the disposition of

              The percentage ownership of the reporting person as of 12/31/00 is based upon 4,689,105 shares of common stock of Alternate Marketing Networks, Inc. outstanding as of such date, plus 17,500 shares which Mr. Henry may acquire pursuant to exercise of options. The 512,937 shares for which Stan Henry claims sole dispositive and voting power include 211,795 shares subject to purchase options held by other persons. Such option holders also may be deemed beneficial owners of such 211,795 shares.
              Mr. Henry's beneficial ownership includes 388,516 shares held of record by his adult children since Mr. Henry may be deemed to control the voting or disposition of these shares.

Item 5.       Ownership of Five Percent or Less of a Class

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                       Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not Applicable

________________________________
*Incorporated by reference to cover page


Item 8.       Identification and Classification of Members of the Group

                       Not Applicable

Item 9.       Notice of Dissolution of Group

                       Not Applicable

Item 10.      Certification

              The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having that purpose or effect.


                                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 Date                Signature

                                         /s/ Stan Henry
                 1/23/01            Stan Henry